DEW DROP INN NOLA LLC
FINANCIAL STATEMENTS
MODIFIED ACCRUAL METHOD
DECEMBER 31, 2018

DEW DROP INN NOLA LLC TABLE OF CONTENTS

Michael O. Howard, CPA P.C.

15 Jonesboro, Suite G
McDonough, GA 30253
Tel•. (678) 466-6800

Independent Accountant's Review Report

Dew Drop Inn Nola, LLC.
1221 Aline St
New Orleans, LA 70115

We have reviewed the accompanying Balance Sheet — modified accrual method of accounting used for Federal Income tax purpose of Dew Drop Inn Nola, LLC. as of December 3 1 , 2018 and the Profit and Loss and cash flow statement — modified Accrual method for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Dew Drop Inn Nola, LLC.

A review consists principally of inquires of Organization personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying statement in order for it to be in conformity with the modified accrual basis of accounting, as described in Note 2.



Michael O. Howard, CPA
March 20, 2019

DEW DROP INN NOLA LLC

FOR   31, 2018
BALANCE   SHEET
MODIFIED ACCRUAL METHOD
THE YEAR ENDED DECEMBER

ASSETS	
Cash	$1,887
Security Depost (See note 3)	$15,000
Less accumulated depreciation	$0
TOTAL ASSETS	$16 887
LIABILITIES AND SHAREHOLDER EQUITY	
Accounts Payable	1 6,425
Mem ber Equity	462
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$16 887

an
INCOME STATEMENT
MODIFIED ACCRUAL
METHOD THE YEAR ENDED
DECEMBER

Net Income	(16,638)

Member's equity, December 17, 2018

The accompanying notes are integral part of these financial statements.

DEW DROP INN NOLA LLC

FOR   31, 2018

Members's contributions	17,100
Shareholder's distributions	
Shareholder's equity, December 31, 2018	S462

0

Ooerating Revenues Room Sales	0
Business Licenses and Permits	85
Legal and Professional Fees	16,425
Office Supplies	128
Total Operating Expenses	$16,638

STATEMENT OF CASH FLOWS
MODIFIED ACCRUAL METHOD THE YEAR ENDED DECEMBER

0

Cash Flows From Operating Activities:	
Net Income	(16,638)
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	16,425
Unearned Revenue	
Net cash provided by operating activities	(213)
Cash Flows From Investing Activities:	
Hotel Security Deposit	(15,000)
Net cash used in activities	(15,000)
Net change in cash	$ (15,213)
Cash, beginning of year	17 IOO
Cash, end of year	1 887

accompanying notes are integral part of these financial statements.

4

DEW DROP INN NOLA LLC

FOR 31, 2018

an

accompanying notes are integral part of these financial statements.

1) ORGANIZATION AND NATURE OF OPERATIONS

General overview

Dew Drop Inn Nola, LLC is a For Profit Company formed under the corporation laws of the State of Louisiana in December 2018. The company operates out of Louisiana. Dew Drop Inn Nola, LLC main goal is to purchase and develop the Dew Drop Inn a historic Hotel in New Orleans. The Company will conduct an equity crowdfunding offering during the calendar year 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The accompanying financial statements have been prepared in accordance with the accrual method of accounting used for federal income tax purposes, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America ("GAAP"). The Company maintains its accounting records on a calendar year.

d. Revenue Recognition

The Company will recognize its Income derived from the sale of real estate along with non-refundable consulting fees that are charged up front to customers. Insurance products on a commission basis along with non-refundable consulting fees that are charged up front to customers. The company also earns rebate of up to 10% from offering financing arrangements to customers for premiums paid.

e. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased. Cash and cash equivalents are carried at amortized cost on the consolidated balance sheets. All insurance premium received on behalf of the Insurance companies are

DEW DROP INN NOLA LLC

classified as cash and cash equivalents. The Corporation maintains cash accounts
at financial institutions that are insured by the FDIC by up to $250,000.

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR THEN ENDED
DECEMBER 31, 2018

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    d.   Organization Costs

Organizational and Start-up costs are costs incurred for the creation of an entity and
qualify pre-opening cost. Organization costs are stated at cost and are amortized on
a straight-line basis over 15 years.

    e.   Income Taxes

Partnerships are subject to tax at the level of the individual owners. Instead of
paying taxes at the corporate level, profits and losses are flowed through to the
personal tax return of the owners subjecting it to the Internal Revenue Service rates
for individuals. The entities tax returns are subject to examination by federal and
state taxing authorities. Because many types of transactions are susceptible to
varying interpretations under federal and state income tax laws and regulations, the
amounts reported in the accompanying financial statements may be subject to
change at a later date upon final determination by the respective taxing authorities.

3)   SECURITY DEPOSIT

In 2018 the company made an earnest money deposit towards the purchase of the Dew
Drop Inn. Currently the funds are held in the attorney escrow and will be credited towards
the purchase price at closing.

4)   SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 20th,
2019, the date that the financial statements were available to be issued.